

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Matt Susz
Senior Vice President, Chief Financial Officer
JOANN Inc.
5555 Darrow Road
Hudson, Ohio 44236

> **Re: JOANN Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2021**
> **Filed April 1, 2021**
> **File No. 001-40204**

Dear Mr. Susz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services